Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Alternative Investment Partners  One Tower Bridge

100 Front Street

West Conshohocken, PA 19428

Morgan Stanley

If You Do Not Want to Sell Your Shares at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

February 26, 2024

Dear Alternative Investment Partners Absolute Return Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Alternative Investment Partners Absolute Return Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on February 26, 2024. While tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on April 8, 2024, tenders of Shares must be submitted no later than March 27, 2024. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than March 27, 2024. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than March 27, 2024.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Alternative Investment Partners Absolute Return Fund

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